Cheeky Cocktails LLC (the "Company") a New York Company

Financial Statements

For the fiscal year ended December 31, 2022 and 2023

Historical Balance Sheet (2022-2023)

BALANCE SHEET	2022	2023
ASSETS		
Cash & Equivalents		
Cheeky BOA Account	$0	$508
S&S OLD BOA Bank Account - Closed	$998	$0
Chase Checking (9886)	$69,357	$21,611
Shopify	$0	$503
Total Cash & Equivalents	**$70,354**	**$22,621**
Accounts Receivable		
Accounts Receivable (A/R)	$6,563	$7,880
Inventory		
Inventory	$66,161	$31,380
Other Current Assets		
Amazon Clearing	$0	$2,319
Shopify Clearing Account	$0	$4,621
Prepaid Expenses	$0	$48
Total Other Current Assets	**$0**	**$6,989**
Total Current Assets	**$143,078**	**$68,870**
Fixed Assets		
Accumulated Depreciation--Machinery and Equipment	($3,070)	($5,415)
Machinery & Equipment	$11,725	$11,725
Accumulated Amortization	$0	($158)
Accumulated Amortization - Building Lease	($50,470)	($112,548)
Right of Use - Building Lease	$60,564	$122,945
Total Fixed Assets	**$18,749**	**$16,549**
Intangible Assets		
Intangible Assets	$0	$2,846
Investments or Other Non-Current Assets		
Security Deposit Receivable	$15,798	$15,798
Total Non-Current Assets	**$34,547**	**$35,192**
Total Assets	**$177,625**	**$104,063**
LIABILITIES		
Short Term Debt		
Working Capital Loans & Lines of Credit	$56,000	$109,913
Short-Term Loans	$0	$45,000
Credit Cards	$59,756	$81,291
Total Short Term Debt	**$115,756**	**$236,203**
Accounts Payable		
Accounts Payable (A/P)	$1,201	$11,216
Tax Liability		
Sales Tax Payable	$7	$654
Other Current Liabilities		
Payroll Liabilities	$1,506	$16,277
Accrued Expenses	$0	$5,030
Accrued Interest Payable	$13,993	$27,254
Building Lease Payable	$10,094	$10,397
Total Other Current Liabilities	**$25,593**	**$58,958**
Total Current Liabilities	**$142,557**	**$307,030**

	2022	2023
Other Non-Current Liabilities		
EIDL Loan Payable - Long Term	$447,670	$445,548
Convertible & SAFE Notes	$160,000	$285,030
Old Loans (Paid Off)	$10,405	$2,614
Total Other Non-Current Liabilities	**$618,075**	**$733,192**
Total Non-Current Liabilities	**$618,075**	**$733,192**
Total Liabilities	**$760,632**	**$1,040,222**
EQUITY		
Retained Earnings		
Retained Earnings	($154,931)	($389,803)
Current Earnings		
Net Income	($234,872)	($338,062)
Other Equity		
Capital, April Watchel	$142,159	$144,561
Drawing, April Watchel	($335,362)	($352,855)
Total Other Equity	**($193,203)**	**($208,294)**
Total Equity	**($583,007)**	**($936,159)**
Total Liabilities & Equity	**$177,625**	**$104,063**

Historical P&L (2022-2023)

PROFIT & LOSS	2022	2023
Revenue		
eCommerce Sales		
eCommerce Sales	$31,603	$73,893
eCommerce Discounts	($114)	($13,201)
eCommerce Refunds	$0	($2,214)
Total eCommerce Sales	**$31,489**	**$58,479**
Wholesale Sales		
Wholesale Sales	$140,051	$201,118
Wholesale Discounts	($2,447)	($2,658)
Wholesale Returns	($102)	$0
Total Wholesale Sales	**$137,502**	**$198,460**
Shipping Income		
Shipping Income	$11,180	$30
eCommerce Shipping Income	$0	$4,684
Wholesale Shipping	$0	$2,042
Total Shipping Income	**$11,180**	**$6,756**
Other		
Distributor Sales	$17,162	$467
Other Services	$386	$600
Direct Sales	$16,215	$20
Discounts	($945)	$0
Payment Processing Income	$1,289	$0
Sales of Product Income	$6,046	($293)
Sales Discounts	$924	$820
Total Other	**$41,077**	**$1,614**
Total Revenue	**$221,248**	**$265,309**
Cost of Sales		
Labor COGS		
Fulfillment Labor	$32,971	$17,421
Product COGS		
Product COGS - eCommerce	$0	$20,056
Product COGS - Wholesale	$0	$81,309
Bottling Supplies	$18,813	$869
Inventory Shrinkage	($22,746)	$2,369
Packaging Materials	$30,797	$1,499
Raw Materials	$19,970	$0
Total Product COGS	**$46,835**	**$106,102**
Shipping & Freight COGS		
Freight In/Out	$15,113	$4,164
Outbound Shipping	$17,365	$8,456
Total Shipping & Freight COGS	**$32,479**	**$12,619**
Selling Fee COGS		
Wholesale Selling Fees	$12,746	$23,814
eCommerce Merchant Fees	$0	$1,406
Amazon Seller's Fees	$0	$40
Sales Brokers Fees	$16,336	$4,375

	2022	2023
Selling Fees	$1,233	$0
QuickBooks Payments Fees	$1,485	$484
Total Selling Fee COGS	**$31,800**	**$30,120**
Total Cost of Sales	**$144,083**	**$166,262**
Gross Profit	**$77,164**	**$99,047**
Expenses		
People		
Salaries Expense	$67,309	$44,428
Guaranteed Payments	$0	$75,000
Administrative Contractors	$2,149	$17,299
Adjustment for Cost of Labor	($13,570)	($17,421)
Payroll Tax Expense	$7,538	$4,831
Employee Benefits--Dental Insurance	$596	($507)
Health Insurance Expense	$11,368	$13,251
Payroll Processing Fees	$1,267	$1,201
Workers Comp Insurance Expense	$1,809	$1,793
Professional Development	$2,292	$0
Lodging	$0	$582
Total People	**$80,758**	**$140,457**
Sales & Marketing		
Advertising	$16,039	$14,768
Commission Expense	$0	$911
Samples	$4,206	$3,936
Trade Show	$0	$210
Total Sales & Marketing	**$20,245**	**$19,825**
Occupancy		
Rent & Lease	$45,905	$64,344
Storage	$8,721	$7,880
Utilities	$6,121	$7,474
Kitchen Supplies Expense	$3,502	$1,342
Repairs & Maintenance	$0	$508
Equipment De Minimis	$324	$680
Total Occupancy	**$64,572**	**$82,228**
Professional Services		
Consulting	$64,482	$66,095
Finance & Accounting	$11,210	$15,501
Legal	$6,166	$3,944
Other Misc. Professional Fees	$0	$1,292
Total Professional Services	**$81,859**	**$86,832**
Travel, Meals & Entertainment		
Meals & Entertainment OPEX	$0	$460
Travel OPEX	$710	$0
Transportation	$431	$1,253
Non-Deductible Meals	$905	$223
Deductible Meals	$943	$54
Total Travel, Meals & Entertainment	**$2,989**	**$1,990**
General & Administrative		
Bank Charges & Fees	$762	$1,597
Dues & Subscriptions	$5,237	$2,344
Liability Insurance	$2,006	$558
Office Supplies	$1,808	$1,678

	2022	2023
Other Business Expenses	$0	$314
Software & SaaS	$11,166	$23,583
Taxes & Licenses	$175	$0
Bad Debt	$0	$208
Total General & Administrative	**$21,154**	**$30,281**
R&D		
Research & Development Expense	$0	$170
Total Expenses	**$271,577**	**$361,784**
Operating Profit	**($194,413)**	**($262,737)**
Other Income		
7100 Other Income		
Credit Card Rewards	$773	$174
Sales Tax Discount	$0	$2
Other Expenses		
7200 Other Expense		
Amortization	$0	$158
Depreciation Expense	$2,345	$2,345
Total 7200 Other Expense	**$2,345**	**$2,503**
Interest Expense	$38,887	$72,997
Earnings Before Interest & Tax	**($234,872)**	**($338,062)**
Net Income	**($234,872)**	**($338,062)**

P&L Notes

- *Cash Over / Short* has been used to make corrections from previous years.

- *Miscellaneous Income* in 2020 and 2021 is COVID related Payroll Protection Program (PPP) funds.

Historical Cash Flow Statement (2022-2023)

CASH FLOW STATEMENT	2022	2023
OPERATING ACTIVITIES		
Net Income	($234,872)	($338,062)
Change in Accounts Payable	($12,856)	$10,015
Change in Other Current Liabilities	$23,144	$33,365
Change in Tax Liability	$0	$647
Change in Accounts Receivable	($1,940)	($1,317)
Change in Inventory	($21,816)	$34,780
Change in Other Current Assets	$0	($6,989)
Cash Flow from Operating Activities	**($248,339)**	**($267,561)**
INVESTING ACTIVITIES		
Change in Fixed Assets (ex. Depn and Amort)	($7,749)	$2,200
Change in Intangible Assets	$0	($2,846)
Change in Investments or Other Non-Current Assets	($15,798)	$0
Cash Flow from Investing Activities	**($23,547)**	**($645)**
FINANCING ACTIVITIES		
Change in Other Equity	($93,631)	($15,091)
Change in Short Term Debt	$57,234	$120,447
Change in Other Non-Current Liabilities	$359,581	$115,117
Cash Flow from Financing Activities	**$323,184**	**$220,473**
Change in Cash & Equivalents	**$51,297**	**($47,733)**
Cash & Equivalents, Opening Balance	$19,057	$70,354
Cash & Equivalents, Closing Balance	$70,354	$22,621

Cheeky Cocktails LLC
Statement of Changes in Equity

Accounts	2022	2023
Capital, April Watchel	142,159	144,561
Drawing, April Watchel	(335,362)	(352,855)
Retained Earnings (Beginning)	(154,931)	(389,803)
Net Income	(234,872)	(338,062)
Total Equity	(583,007)	(936,159)

Cheeky Cocktails LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2021 and 2022
$USD

1. ORGANIZATION AND PURPOSE

Cheeky Cocktails LLC (the "Company") is a company organized on July 27, 2018 under the laws of New York.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. CONVERTIBLE NOTES

The Company issued a convertible note for $160,000 in June 2022. The note has an interest rate of 4%, a discount rate of 20%, and matures July 01, 2025.

5. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.